Via Facsimile and U.S. Mail
Mail Stop 4720

May 21, 2010

Hai V. Tran
Chief Financial Officer and Chief
Accounting Officer
Catalyst Health Solutions, Inc.
800 King Farm Boulevard
Rockville, MD 20850

Re: Catalyst Health Solutions, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File Number: 000-31014

Dear Mr. Tran:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

Item 1. Business
Customers, page 7

2. We note that Wellmark Blue Cross Blue Shield of Iowa and the State of Maryland accounted for 18% and 12%, respectively, of the company's consolidated revenues.

It appears that these customer relationships are material to the company's business. Accordingly, please revise to provide a description of the material terms of the company's contractual arrangements with each of Wellmark and the State of Maryland, including, but not limited to any payment provisions, obligations, rights, term and termination provisions. In addition, please file a copy of any agreements governing this relationship. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on any such agreements pursuant to Item 601(b)(10)(ii)(B).

Item 1A. Risk Factors
"If we lose key clients as a result of competitive bidding…," page 19

3. Please revise this risk factor to disclose the circumstances under which your major customers can cancel their agreements with you, the rate of cancellation/non-renewal of your customer agreements and the percentage of revenues attributable to agreements that are up for renewal and must be re-bid over the next year.

Critical Accounting Policies and Estimates
Rebates Receivable and Payable, page 35

4. Please revise your disclosure on your prescription rebate estimates to quantify the estimated rebates accrued at the end of each period and disclose the effect of any changes in estimates recorded during each period presented.

Item 15. Exhibits, Financial Statement Schedules
Note 10. Stockholders' Equity, page F-17

5. For each year for which an income statement is presented, revise to disclose the method used during the year to estimate the fair value of awards under share-based payment arrangements and a description of the significant assumptions used during the year to estimate the fair value of the share-based compensation awards, including: expected term, expected volatility, expected dividends, and risk-free rate. Refer to FASB ASC 718-10-50-2.

Note 16. Related Party Transactions, page F-21

6. You disclose that the company leases its corporate offices at 800 King Farm Boulevard pursuant to a lease with two related parties. Please revise to disclose the nature of the relationships involved as required by FASB ASC 850-10-50-1. In addition, please revise to file a copy of this lease pursuant to Item 601(b)(10)(ii)(A). Alternatively, provide us your analysis supporting your conclusion for not filing these agreements.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Dan Greenspan, Special Counsel, at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant